Exhibit 99.58

News Release February 27th, 2025

Santacruz Silver’s Wholly Owned Bolivian Subsidiary, San Lucas S.A., Successfully Completes Oversubscribed Promissory Note Offering of 70 Million Bolivian Bolivianos in the Bolivian Market

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQB: SCZMF) (FSE: 1SZ) (“Santacruz”) is pleased to announce that its wholly owned subsidiary in Bolivia, San Lucas S.A. (the “Company”), has today successfully completed the first offering of promissory notes, named “Pagarés Bursátiles San Lucas - Emisión 1,” under its San Lucas Promissory Notes Issuance Program. The offering was oversubscribed and sold out in a matter of 15 minutes, for gross proceeds of 70 million Bolivian Boliviano*. The notes have a 6.25% interest rate, a maturity date of February 15th, 2026 and are unsecured.

The offering was executed on the Bolivian Stock Market (Bolsa Boliviana de Valores) and received strong demand from the Bolivian investor community, reflecting confidence in the San Lucas ore sourcing and trading business and the Company’s solid financial position and long-term vision. The issuance completed today is part of the San Lucas Promissory Notes Issuance Program, which has a total authorized amount of 140 million Bolivian Boliviano*. This milestone underscores Santacruz’s commitment to diversifying its funding sources and strengthening its capital structure.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “The strong demand and oversubscription of the first offering under the San Lucas Promissory Notes Issuance Program highlights the confidence of the Bolivian investment community in our operations and long-term vision. This successful issuance reinforces Santacruz Silver’s commitment to Bolivia, where we continue to invest and grow, creating value for our stakeholders while contributing to Bolivia’s mining sector and economic development.”

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations are comprised of the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos, Reserva and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

*The official Exchange Rate in Bolivia is BOB 6.96 per US$1.